Mail Stop 3561

March 12, 2007

Via Fax & U.S. Mail

Mr. John S. Glover
 Chief Financial Officer
ARGO-TECH CORPORATION
23555 Euclid Avenue
Cleveland, Ohio 44117

> **Re:** **Argo-Tech Corporation**
> **Form 10-K for the year ended October 28, 2006**
> **Filed January 26, 2007**
> **File No. 333-38223**

Dear Mr. Glover:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

FORM 10-K (Fiscal Year October 28, 2006)

Selected Financial Data, page 14

1.   Item 301 of Regulation S-K requires the disclosure of long-term obligations on a GAAP basis. The balance of these obligations as reported in the table should agree with the balance reported on your balance sheet, similar to the manner in which you have reported total assets. We will not object if you also wish to disclose the amount of any related "fair market value adjustment" in an accompanying footnote to the table. Please revise your disclosures accordingly.

2.   The non-GAAP financial measures EBITDA and Adjusted EBITDA are subject to the requirements of Item 10 of Regulation S-X when they are included in a filed document such as a Form 10-K or Form 10-Q. You justify the use of these measures, in Footnote (5) to the table, as measures of your "liquidity position" and because certain covenants in your borrowing arrangements are tied to similar measures. With regard to EBITDA, we will not object to its inclusion in the selected financial data table if it is reconciled to the most directly comparable GAAP financial measure of liquidity. Your current presentation reconciles EBITDA to net income (loss), a performance measure. Please revise.

3.   If your current presentation of Adjusted EBITDA is consistent with a material covenant in your credit agreement, we will not object to its inclusion specifically within the "Liquidity and Capital Resources" discussion in MD&A. However, your presentation and accompanying disclosures should fully comply with the guidance set forth in the answer to Question 10 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" issued June 13, 2003. Please provide us with a supplemental draft of your proposed revisions in your response. In addition, please provide us with a copy of the relevant covenant to your credit agreement in support of your computation. Alternatively, please delete this measure from your filing as it does not otherwise comply with the requirements of Item 10 of Regulation S-X. This comment applies to "Adjusted EBITDA margin" as well.

Management's Discussion and Analysis, page 18

Results of Operations

4.   We note that you provide a discussion of your gross profit by business segment within MD&A. However, Note 14, "Segment Information," to your audited financial statements discloses that you evaluate the performance of your segments based primarily on 'operating profit before amortization of deferred financing fees…and income taxes.' As such, please discuss this profitability measure instead as identified in your audited segment footnote, and clarify in MD&A if true, that such measure is used by management as the primary profitability measure used to evaluate segment performance and in allocating resources. Finally, please expand the table in Note 14 to disclose the

amount of assets by segment and on a consolidated basis. That particular measure is required by paragraph 27 of SFAS No. 131. In this regard we note that you report capital expenditures and depreciation by segment.

Financial Statements

Note 3. Merger, page F-7

5.   See the discussion paragraph of the 'pro forma results of operations.' To facilitate the readers understanding, please expand the narrative to also disclose the fair value write-up amount of the respective asset and liability for each of the item numbers (i) through (v). For example, disclose the fair value adjustments made to the historical carrying amounts of inventory and the Notes. This comment applies to the disclosures on pages 20 and 22 as well.

6.   If you elect to make reference to an independent or third-party valuation or appraisal, you must specifically identify the appraiser in your report. Please revise accordingly or delete any such reference from your filings. In addition, if you incorporate a report with such a reference into any Registration Statement, the appraiser must be identified as an expert in the Registration Statement and his consent must be filed as an exhibit. Please revise or advise, as appropriate. This comment applies to any other references of this kind as well, including the references on pages 19 and 22 of your Form 10-K.

Note 4. Summary of Significant Accounting Policies, page F-8

Goodwill and Intangible Assets

7.   We assume that customer relationships represent the intangible asset previously described as "spare parts annuity." Please confirm. Alternatively please describe the nature of these relationships and the bases for using an amortization period of 20 to 25 years.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief